

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**CF/AD5**
**100 F STREET, NE**
**WASHINGTON, D.C. 20549-3561**

DIVISION OF
CORPORATION FINANCE

December 5, 2007

Via Mail and Fax

Byung Yim
President, Chief Executive Officer and Chief Financial Officer
TRB Systems International, Inc.
1472 Cedarwood Drive
Piscataway, NJ 08854

      **RE:    TRB Systems International, Inc.**
               **Form 10-KSB for the Year Ended June 30, 2007**
               **Form 10-QSB for the Period Ended September 30, 2007**
               **File Number: 333-07242**

Dear Mr. Yim:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we believe you should amend your filings in response to these comments. If you disagree, we will consider your explanation as to why an amendment or revision is unnecessary. Please be as detailed as necessary in your explanation. Some of our comments also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-QSB for the Period Ended September 30, 2007,
Form 10-KSB for the Year Ended June 30, 2007

Consolidated Balance Sheet

1. We note your gross accounts receivable balance has not changed since June 30, 2006. Further, it appears virtually all of the balance pertains to license and distributor fees accumulated over several years prior to June 30, 2006. In this regard, it appears you should write off the entire accounts receivable balance due to uncertainty of collectibility. Accordingly, please amend the financial statements and related disclosures in your filings, or fully explain to us why this is not appropriate.

2. Additionally, please note that revenue should only be recognized when, assuming all other revenue recognition criteria have been satisfied, collectibility is reasonably assured. Refer to SAB Topic 13.A.1 for guidance. Otherwise, revenue can only be recognized when collection becomes reasonably assured or occurs. Please acknowledge.

3. Based on the level of sales in the latest interim period, please substantiate for us that the carrying amount of inventories is not in excess of its fair value or levels reasonably needed to fulfill prospective sales. As part of your support, provide us with evidence of sales activity subsequent to September 30, 2007 that validates the carrying value and quantity of inventories. Additionally, tell us the age of the items in your inventories.

4. Based on your disclosure in the notes to the financial statements, it appears that a $200,000 liability should be recorded for the initial patent rights payable to ABL, despite that its payment has been deferred, offset as appropriate by the associated "indebtedness of related party." Please amend the financial statements and related disclosures in your filings accordingly.

5. If you believe that a liability for the patent rights payable is not appropriate, fully explain to us the basis for your belief. In conjunction with this, fully explain to us why the carrying amount of the indebtedness of related party should not be written off due to uncertainty associated with the value of the patent to which it relates in generating future sales for you that brings into question the recoverability of this receivable.

6. The notes to the financial statements indicate that organization costs have been deferred and are being amortized. In this regard, please amend the financial statements and related disclosures in your filings to write off any unamortized balance for organization costs therein, as organization costs should be immediately expensed pursuant to SOP 98-5.

7. It appears from your operating history and disclosures that it is more likely than not that all of your deferred tax assets will not be realized. Accordingly, please amend the financial statements and related disclosures in your filings to include a full valuation allowance against deferred tax assets reported pursuant to paragraph 17(e) of FAS 109.

8. Please amend your filings to disclose in the notes to the financial statements the interest rates and due dates associated with your notes payable and convertible debt. Include whether or not such obligations are in default, and the consequences to you of any default.

9. Please amend your filings to disclose in the notes to the financial statements the circumstances in which "customer advances" are to be applied, and whether or not they are refundable and the basis for such.

10. Since judgment has been rendered and associated amounts are currently payable, please amend the financial statements and related disclosures in your filings to classify "legal judgments payable" as current liabilities pursuant to paragraph 7 of Chapter 3 of ARB 43. Note that classification is based upon when due, not on the timing of ability to pay.

11. Given the lack of related sales activity and collectibility of related amounts over an extended period of time, please amend your filings to disclose in the notes to the financial statements why the license and distributor agreements are substantive and enforceable.

12. For product sales reported in fiscal years 2006, 2007 and 2008, please tell us if any were to related parties, and if so, the names of such parties. Provide us with persuasive evidence that sale arrangements were entered into in support of the sales for each of these periods and the principal terms and conditions of the sales. Further, tell us whether you have collected any cash for these sales, and if so, the amount collected and when.

13. Please amend your filings to disclose in the notes to the financial statements your revenue recognition accounting policy for product sales, including return, refund, warranty and payment provisions associated with such sales. Include how each of the revenue recognition criteria specified in SAB Topic 13.A.1 are satisfied in recognizing revenue in your circumstances.

14. Please fully and clearly explain to us the reason for the relatively nominal amount of product sales reported in the interim period ended September 30, 2007 and the relative significant decrease from product sales recorded in fiscal 2007. Tell us if any of your products are not suitable for marketing in that they continue to be subject to development and testing or are not capable of performing as planned and the reason therefore.

15. We note your disclosure in note 2.b of the notes to the financial statements that you consider your operations to be still in the development stage. If it is true that you have not yet commenced your planned principal operations, please explain to us why you have not presented the financial statements for the period ended September 30, 2007 and for the year ended June 30, 2007 as a development stage enterprise in accordance with paragraphs 11-13 of FAS 7.

16. If it is appropriate to present your financial statements as a development stage enterprise, please note that your independent accountant is required to have an association with cumulative data presented from the date of inception for all periods reported so long as you are in the development stage. Therefore, the report of your independent accountant in the Form 10-KSB for the year ended June 30, 2007 is required to make reference to this cumulative data.

Form 10-QSB for the Period Ended September 30, 2007,

17. Refer to the second paragraph of note 2.a of the notes to the financial statements. Please amend your filing to disclose your definition of "capital requirements" and the basis for your belief in regard to the sufficiency of cash and cash equivalents in meeting such anticipated requirements. Additionally, quantify the capital requirements anticipated and the timing of when you expect such expenditures.

Form 10-KSB for the Year Ended June 30, 2007

Report of Independent Registered Public Accounting Firm

18. We note within the report the reference to the audit of another accountant for the prior year. Accordingly, the separate report of the other accountant must also be included in your filing pursuant to Rule 2-05 of Regulation S-X. Please amend your filing to include this report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,


Michael Fay
Accounting Branch Chief